

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

<u>Via E-mail</u>
Mr. Lawrence D. Field
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director
Blink Couture, Inc.
5727 South Lewis Avenue
Tulsa, OK 74105

      RE: **Blink Couture, Inc.**
                Form 10-K for the Year ended July 31, 2011
                Filed October 28, 2011
                File No. 333-138951

Dear Mr. Field:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Rufus Decker

                Rufus Decker
                Accounting Branch Chief